Creative Realities, Inc.

13100 Magisterial Drive, Suite 201

Louisville, KY 40223

June 11, 2026

VIA EDGAR

Mariam Mansaray

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Creative Realities, Inc.

Registration Statement on Form S-3

File No. 333-296498

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Creative Realities, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on June 16, 2026, or as soon as practicable thereafter.

If you have questions or comments regarding this request, please contact Bradley A. Pederson of Taft Stettinius & Hollister LLP, counsel to Company, at (612) 977-8538. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Pederson. The Company authorizes Mr. Pederson to orally modify or withdraw this request for acceleration in accordance with Rule 461.

Very truly yours,

CREATIVE REALITIES, INC.

By:	/s/ Tamra Koshewa
Tamra Koshewa
Chief Financial Officer

cc:	Bradley A. Pederson, Taft Stettinius & Hollister LLP